Exhibit 99.3

GDS HOLDINGS LIMITED

PROXY STATEMENT

General

Our Board of Directors is soliciting proxies for an annual general meeting of shareholders (the “Meeting”) to be held at 2:00 p.m. (China Standard Time) on October 9, 2018 or at any adjournment thereof.  The Meeting will be held at Room F, 5th Floor, World-Wide House, 19 Des Voeux Road, Central, Hong Kong.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.  A written notice of revocation or a duly executed proxy bearing a later date must be delivered to the attention of the Company no later than 48 hours prior to the Meeting.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on September 12, 2018 (China Standard Time) (the “Record Date”) are entitled to vote at the Meeting.  As of August 31, 2018, 939,479,319 of our Class A ordinary shares and 67,590,336 of our Class B ordinary shares, par value US$0.00005 per share, were issued and outstanding, among which 400,428,192 Class A ordinary shares were represented by the American depositary shares (“ADS”) held by JPMorgan Chase Bank, N.A. (“JPMorgan”).  At any general meeting of the Company, two (2) members entitled to vote and present in person or by proxy (or in the case of a member being a corporation, by its duly authorized representative) representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum for all purposes.

Voting and Solicitation

For Proposals 1, 2 and 3, each Class A ordinary share in issue on the Record Date is entitled to one (1) vote per share, and each Class B ordinary share in issue on the Record Date is entitled to twenty (20) votes per share.  For Proposals 4, 5, 6 and 7, each Class A ordinary share and each Class B ordinary share in issue on the Record Date are entitled to one (1) vote per share.  At the Meeting every ordinary shareholder present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative, may vote the fully paid ordinary shares held by such ordinary shareholder.

A resolution put to the vote of the Meeting shall be decided by way of a poll save that the chairman of the Meeting may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in which case every member present in person or by proxy, or in the case of a member being a corporation, by its duly authorized representative, shall have one (1) vote provided that where more than one (1) proxy is appointed by a member which is a clearing house (or its nominee(s)), each such proxy shall have one (1) vote on a show of hands.  The result of the poll shall be deemed to be the resolution of the Meeting.

The costs of soliciting proxies will be borne by us.  Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail.  Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the Meeting in accordance with the instructions of the shareholders.  If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares will be voted at the discretion of the holder of such proxies.  Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present for the purpose of quorum but are not counted as votes for or against a proposal.  Any representative of a corporate shareholder attending the Meeting would need to produce a letter / board resolutions showing the authorization to represent such shareholder to the Company.

Voting by Holders of American Depositary Shares

We have requested JPMorgan, as depositary of the ADSs, to deliver to all owners of ADSs an ADS Voting Instruction Card.  Upon the written request of an owner of record of ADSs by a duly completed ADS voting instruction card, JPMorgan will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such requests.  Under the terms of the deposit agreement, JPMorgan has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraph below.  As the holder of record for all the Class A ordinary shares represented by the ADSs, only JPMorgan may vote those Class A ordinary shares at the Meeting.

JPMorgan and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.  This means that if the ordinary shares underlying your ADSs are not able to be voted at the Meeting, there may be nothing you can do.

PROPOSAL 1

RE-ELECTION OF CLASS I DIRECTOR

According to Article 86(4)(A) of our Amended and Restated Articles of Association (the “Articles”) which came into effective on November 7, 2016, so long as William Wei Huang continues to have beneficial ownership in not less than five per cent. (5%) of the then issued share capital of the Company on an as converted basis, the holders of the Class B ordinary shares shall have the right to nominate five (5) directors (one of which is intended to be William Wei Huang) for appointment as directors in accordance with the provisions of Article 86(4)(A). Such directors shall be elected by resolutions of the members (with the Class B ordinary shares having twenty (20) votes per Class B ordinary share in respect of such resolutions).   According to Article 86(4)(B), if any director so appointed ceases to be a director in accordance with provisions of Article 89 (such as by resigning his office by notice in writing delivered to the Company at the office or tendered at a meeting of the Board of Directors), then the holders of the Class B ordinary shares may, by written notice to the Company, appoint another person as director in their stead. Any such person so appointed shall hold office only until the first general meeting of members after their appointment and be subject to retirement and re-election at such meeting.

Mr. Erik Siao resigned from his office by written notice with effect from June 22, 2018 and the holders of the Class B ordinary shares, according to the above-mentioned Article 86(4)(B), appointed Mr. Gary Wojtaszek as a director of the Company in Mr. Erik Siao’s stead.  As Mr. Gary Wojtaszek shall hold office only until the Meeting, the holders of the Class B ordinary shares nominated Mr. Gary Wojtaszek for appointment as our director by written notice dated June 15, 2018, and he is eligible for re-election at the Meeting.  Such director shall be re-elected by resolutions of the members (with the Class B ordinary shares having twenty (20) votes per Class B ordinary share in respect of such resolutions).  The resolutions of our Board of Directors dated September 10, 2018 approved Mr. Gary Wojtaszek be classified as a Class I director.

Mr. Gary Wojtaszek has indicated that he will offer himself for re-election as a director at the Meeting.  His name, age as of September 2018, the principal position currently held and his biography are as follows:

Name	Age	Position
Mr. Gary Wojtaszek	52	Director

Mr. Gary Wojtaszek  became an observer of our Board of Directors in October 2017 and has been a director of the Company since June 22, 2018. Mr. Wojtaszek has served as president and chief executive officer of CyrusOne (NASDAQ: CONE) since 2011 and has served as a member of the board of directors of CyrusOne since July 2012.  He oversaw CyrusOne’s successful spin-off and IPO from Cincinnati Bell Inc. (NYSE:  CBB) in January of 2013.  At Cincinnati Bell he served as the company’s chief financial officer, had responsibility for overseeing the data center business, and served as a board member for the company.  Prior to Cincinnati Bell, he served as the senior vice president, treasurer & chief accounting officer of Laureate Education (NASDAQ: LAUR), vice president of corporate finance of Agere Systems (NYSE: AGR), and European treasurer at Delphi Automotive (NYSE: DPH), after starting his career at General Motors’ New York Treasury Office.  Mr. Wojtaszek earned his MBA from Columbia University and a BA in economics from Rutgers University — Magna Cum Laude, where he was a member of Phi Beta Kappa.

Mr. Gary Wojtaszek will be re-elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the Meeting, taking into account the differing voting rights of the Class A and Class B ordinary shares as described above.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, THE RE-ELECTION OF THE NOMINEE NAMED ABOVE.

PROPOSALS 2, 3 and 4

RE-ELECTION OR ELECTION OF CLASS II DIRECTORS

According to Article 86(1) of the Articles, the directors shall be divided into three classes: Class I, Class II and Class III.  The term of office of the directors in Class II shall expire at the second annual meeting of members following the effectiveness of the Articles.    Based on the resolutions of the Board of Directors dated October 18, 2016 and July 13, 2017, Mr. Lim Ah Doo, Dr. Peter Ping Hua, Mr. Lee Choong Kwong and Mr. Chang Sun are the current Class II directors of the Company and, accordingly, shall retire from the office at the Meeting.

In accordance with Article 86(2) of the Articles, by written notice to the Company, dated September 7, 2018, Mr. Lee Choong Kwong has been re-appointed by STT GDC Pte. Ltd. (“STT GDC”) as our director, and such re-appointment will not be subject to a vote by our shareholders.

In accordance with Article 86(4) of the Articles, by written notices to the Company, dated June 15, 2018 and September 5, 2018, the holders of the Class B ordinary shares have nominated each of Mr. Lim Ah Doo and Mr. Chang Sun for appointment as our directors, and each of Mr. Lim Ah Doo and Mr. Chang Sun shall be eligible for re-election at the Meeting.  Such directors shall be re-elected by resolutions of the members (with the Class B ordinary shares having twenty (20) votes per Class B ordinary share in respect of such resolutions).

In accordance with Article 86(6) of the Articles, the Nominating and Corporate Governance Committee shall have the right to nominate the remaining director (being, at the date of this proxy statement, one (1) independent director) for appointment as a director.  Such director shall be elected by resolutions of the members (with the Class B ordinary shares having one (1) vote per Class B ordinary share in respect of such resolutions).  Based on the resolutions of the Nominating and Corporate Governance Committee dated September 7, 2018, Ms. Judy Qing Ye has been nominated for election as a director and shall be eligible for election at the Meeting.

Given that Mr. Lee Choong Kwong has been re-appointed pursuant to Article 86(2), it is only necessary for shareholders to consider resolutions for the nomination of Mr. Lim Ah Doo, Mr. Chang Sun and Ms. Judy Qing Ye as Class II directors.   The resolutions of the Nominating and Corporate Governance Committee adopted respectively on June 21, 2018 and September 7, 2018 confirmed that they are qualified as independent directors of the Company, and the resolutions of our Board of Directors dated September 10, 2018 approved Mr. Lee Choong Kwong, Mr. Lim Ah Doo, Mr. Chang Sun and Ms. Judy Qing Ye be classified as Class II directors for the re-appointment, re-election or election.

Mr. Lim Ah Doo, Mr. Chang Sun and Ms. Judy Qing Ye have indicated that they will offer themselves for re-election or election as directors at the Meeting.  Their names, ages as of September 2018, the principal positions currently held by each of them and their biographies are as follows:

Name	Age	Position
Mr. Lim Ah Doo	68	Independent Director
Mr. Chang Sun	62	Independent Director
Ms. Judy Qing Ye	48	Independent Director

Mr. Lim Ah Doo has been a director of the Company since 2014. Mr. Lim is currently the chairman and independent non-executive director of Olam International Limited and Singapore Technologies Marine Ltd, as well as an independent non-executive director of ARA-CWT Trust Management (Cache) Limited, GP Industries Limited, Singapore Technologies Engineering Ltd (STE), STT GDC, STT Global Data Centres India Private Limited, or GDC India, Virtus Holdco Ltd (VHL) and U Mobile Sdn Bhd. He also chairs the audit committees of ARA-CWT Trust Management (Cache), GP Industries, STT GDC, GDC India, VHL and U Mobile, and is also a member of the audit committee of STE. During his 18-year distinguished banking career in Morgan Grenfell, Mr. Lim held several key positions including chairing Morgan Grenfell (Asia). He also chaired the Singapore Investment Banking Association in 1994. From 2003 to 2008, he was president and then vice chairman of the RGM group, a leading global resource-based group. Mr. Lim holds a bachelor’s degree in engineering with honors from the Queen Mary College, University of London, and a MBA from the Cranfield School of Management.

Mr. Chang Sun has been an independent director of the Company since April 2017. Mr. Sun is the managing partner for China at TPG, a global alternative investment firm. Prior to joining TPG, he founded and was the chairman of Black Soil Group Ltd., an agriculture impact investing company. Prior to founding Black Soil, Mr. Sun was the chairman of Asia Pacific at Warburg Pincus, a global private equity firm, where he had served for 20 years. Mr. Sun is also the founder and current chairman of the China Venture Capital Association and the founder and executive vice chairman of the China Real Estate Developers and Investor’s Association. He is also a member of the Asia Executive Board of the Wharton School and a member of the Asia Pacific Council of the Nature Conservancy. Mr. Sun received his bachelor of arts degree from the Beijing Foreign Studies University and completed a post-graduate international affairs program offered by the United Nations, where he worked as a staff translator in New York for three years. Mr. Sun earned a joint degree of MA/MBA from the Joseph Lauder Institute of International Management and the Wharton School of the University of Pennsylvania.

Ms. Judy Qing Ye is the founding partner for Yimei Capital, a global alternative investment firm and has over 20 years of experience in investment. Prior to founding Yimei, Ms. Ye was the Head of Asia at EMA, a global private equity firm. Prior to EMA, Ms. Ye served as director of strategic investments at Hewlett-Packard Company. In her earlier career, Ms. Ye worked as M&A project manager at PepsiCo, New York. Ms. Ye is also the co-founder and managing partner of NE Social Impact Fund (NESIF), a dedicated social impact investing fund in China. Ms. Ye is also the council member of United Way Worldwide, a global non-profit charitable organization. Ms. Ye received her bachelor of arts degree from Peking University and earned her MA from Tufts University, MBA from the Wharton School at University of Pennsylvania.

Each Director will be re-elected or elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the Meeting, taking into account the differing voting rights of the Class A and Class B ordinary shares as described above, where applicable.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 2, 3 AND 4, THE RE-ELECTION OR ELECTION OF THE NOMINEES NAMED ABOVE.

PROPOSAL 5

CONFIRMATION OF APPOINTMENT OF INDEPENDENT AUDITOR

Our Audit Committee recommended, and our Board of Directors has resolved, that KPMG Huazhen LLP be appointed as our independent auditor for the fiscal year ending December 31, 2018.  KPMG Huazhen LLP has served as our independent auditor since 2014.

In the event our shareholders fail to vote in favor of the appointment, our Audit Committee will reconsider its selection.  Even if the shareholders vote in favor of the appointment, our Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 5, THE CONFIRMATION OF THE APPOINTMENT OF KPMG HUAZHEN LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR 2018.

PROPOSAL 6

AUTHORIZATION OF UP TO 20% SHARE ISSUANCE

FOR FUTURE POTENTIAL EQUITY OFFERINGS

According to Article 102(4)(b) of the Articles, notwithstanding anything to the contrary in the Articles, the Company and the directors shall not, without the prior approval of the shareholders by ordinary resolution, with the Class B ordinary shares having only one (1) vote per Class B ordinary share in respect of such resolution, take, approve, authorise, ratify, agree, commit to engage in or otherwise effect or consummate to allot or issue any shares or securities of the Company equal to ten per cent. (10%) or more of the existing issued share capital of the Company or of the votes attached to the existing issued share capital of the Company at the date of such allotment or issue in any 12-month period, whether in a single transaction or a series of transactions (OTHER THAN any allotment or issues of shares on the exercise of any options or warrants granted by the Company from time to time or any shares issued on the conversion by Ping An Insurance and by STT GDC of the convertible and redeemable bonds due 2019 held by Ping An Insurance and STT GDC respectively).

As a result of the follow-on offering and the convertible bond offering of the Company that were completed in the first half of 2018, the remaining mandate of the Board of Directors for the issuance of any securities of the Company is limited.   As the Company may consider various funding alternatives and opportunities including raising capital through the equity and debt markets, in order to retain the flexibility for future share issuance, the Board of Directors would like to obtain shareholders’ approval at the Meeting for the authorization to the Board of Directors to approve the issuance of up to an aggregate twenty per cent. (20%) of the total issued share capital of the Company at the time of the Meeting in the 12-month period from the date of the Meeting.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 6, AUTHORIZATION OF UP TO 20% SHARE ISSUANCE FOR FUTURE POTENTIAL EQUITY OFFERINGS.

PROPOSAL 7

AUTHORIZATION OF DIRECTORS AND OFFICERS

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 7, THE AUTHORIZATION OF EACH OF THE DIRECTORS AND OFFICERS OF THE COMPANY TO TAKE ANY AND EVERY ACTION THAT MIGHT BE NECESSARY TO EFFECT THE FOREGOING RESOLUTIONS AS SUCH DIRECTOR OR OFFICER, IN HIS OR HER ABSOLUTE DISCRETION, THINKS FIT.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting.  If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,
William Wei Huang
Chairman of the Board and
Chief Executive Officer